                                                      --------------------------
                                                            OMB APPROVAL

                                                      --------------------------
                                                        OMB Number: 3235-0145
                                                      Expires: October 31, 2002
                                                      Estimated average burden
                                                      hours per response14.9
                                                      --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                              The Chubb Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   171232 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Jan Miller, Group Company Secretary
                    Royal & SunAlliance Insurance Group, plc
                               30 Berkeley Square
                                 London, W1X 5HA
                                     England

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP No.      171232 10 1                                   Page 2  of 13 Pages
--------------------------                                   -------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Royal & SunAlliance Insurance Group, plc
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [X]
            (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
            N/A
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            England and Wales
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   3,023,916
REPORTING             --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,023,916
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,023,916
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, HC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP No.      171 232 10 1                                  Page 3  of 13 Pages
--------------------------                                   -------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Royal & SunAlliance Insurance plc
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [X]
            (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
            N/A
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            England and Wales
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   3,023,916
REPORTING             --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,023,916
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,023,916
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, HC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP No.      171232 10 1                                  Page 4  of  13 Pages
--------------------------                                  --------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            The Sea Insurance Company of America
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [X]
            (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
            N/A
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                497,916
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING             --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                497,916
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            497,916
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP No.    171232 10 1                                    Page 5  of  13 Pages
--------------------------                                  --------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Viking Insurance Company of Wisconsin


----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [X]
            (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
            N/A
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                936,000
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING             --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                936,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            936,000
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP No.      171232 10 1                                  Page  6  of 13 Pages
--------------------------                                  --------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Royal & SunAlliance Personal Insurance Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [X]
            (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
            N/A
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                402,000
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                402,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            402,000
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 ---------------------
CUSIP No.     171232 10 1                                  Page  7  of  13 Pages
--------------------------                                 ---------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Phoenix Assurance Company of New York
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [X]
            (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
            N/A
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                120,000
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING             --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                120,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            120,000
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP No.    171232 10 1                                     Page 8 of 13  Pages
--------------------------                                   -------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Royal Indemnity Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [X]
            (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
            N/A
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                1,068,000
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING             --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                1,068,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,068,000
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, CO
----------- --------------------------------------------------------------------

     This Amendment No. 3 (the "Amendment") amends the Schedule 13D last amended by an Amendment No. 2, dated November 10, 1992 (such Schedule 13D, as so amended, the "Schedule 13D") and is being filed on behalf of Royal & Sun Alliance Insurance Group, plc, ("RSA"), and its subsidiaries, Royal & SunAlliance Insurance plc, The Sea Insurance Company of America, Phoenix Assurance Company of New York, Viking Insurance Company of Wisconsin, Royal & SunAlliance Personal Insurance Company, and Royal Indemnity Company (the "RSA Subsidiaries") (RSA together with the RSA Subsidiaries, the "Reporting Entities"). The Reporting Entities are successors in interest to Sun Alliance Group plc and certain of its subsidiaries, on whose behalf Amendment No. 2 to the Schedule 13D was filed. This Amendment and the Schedule 13D relate to the common stock, par value $1.00, of The Chubb Corporation, a New Jersey corporation (the "Company"). Unless the context otherwise requires, references herein and in the Schedule 13D to the "Common Stock" refer to the Common Stock of the Company, par value $1.00 per share.

     This Amendment is being filed to report that, as the result of a recent disposition of 6,000,000 shares of Common Stock, the Reporting Entities may no longer be deemed to be the beneficial owners of more than 5% of the outstanding shares of the Common Stock under Rule 13d-3 pursuant to the Securities Exchange Act of 1934 (the "1934 Act").

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)- (b) In the aggregate, RSA and the RSA Subsidiaries beneficially own 3,023,916 shares of the Common Stock, which is 1.7% of the total class of Common Stock outstanding. The following table sets forth the number of shares of Common Stock beneficially owned by RSA and Royal & Sun Alliance Insurance plc, as well as the percentage of the class of shares of Common Stock beneficially owned by RSA and Royal & Sun Alliance Insurance plc:

                                     Number of Shares        Percentage of Class
  Person                             Beneficially Owned      Beneficially Owned
  ------                             ------------------      ------------------
RSA                                     3,023,916                   1.7%
Royal & Sun Alliance Insurance plc      3,023,916                   1.7%

Although RSA has the power to vote or direct the voting of and to dispose or direct the disposition of all such Common Stock, the RSA Subsidiaries may also be deemed to be beneficial owners thereof and have the right to receive dividends from, and the proceeds from the sale of, the Common Stock of which they may be deemed to be the sole beneficial owner, as set forth in the following table:

--------------------------------------------------------------------------------
                                  Number of Shares         Percentage of Class
                                  Which May be Deemed      Which May be Deemed
Person                            Beneficially Owned       Beneficially Owned
--------------------------------------------------------------------------------
Royal Indemnity Company               1,068,000                    0.6%

Royal & SunAlliance Personal                                       0.2%
Insurance Company                       402,000

The Sea Insurance Company
Of America                              497,916                    0.3%

Viking Insurance Company
of Wisconsin                            936,000                    0.5%

Phoenix Assurance Company
Of New York                             120,000                    0.1%
                                      =========
                                      3,023,916                    1.7%
--------------------------------------------------------------------------------

The percentage figures in the above tables are based upon 175,231,678 shares of Company Stock outstanding, as reported to RSA by the Company on December 3, 2001.

(c) Royal & Sun Alliance Insurance plc sold 6,000,000 shares of Common Stock on December 5, 2001 at approximately $65.80 per share. The disposition was effected in a negotiated block transaction with Goldman Sachs International. To the best knowledge of the Reporting Entities none of the executive officers or directors of RSA or the RSA Subsidiaries have effected any transactions in the Common Stock of the Company in the past sixty days except as set forth herein.

(d) Not applicable

(e) On December 5, 2001, RSA ceased to be the beneficial owner of more than 5% of the Common Stock pursuant to Rule 13-d under the 1934 Act.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2001               Royal & SunAlliance Insurance
                                        Group plc


                                        By: /s/ Jan Miller
                                            ------------------------------------
                                        Name:   Jan Miller
                                        Title:  Group Company Secretary


                                        Royal & SunAlliance Insurance plc

                                        By: /s/ Jan Miller
                                            ------------------------------------
                                        Name:   Jan Miller
                                        Title:  Group Company Secretary

                                        Viking Insurance Company
                                        Of Wisconsin

                                        By: /s/ Joyce W. Wheeler
                                            ------------------------------------
                                        Name:   Joyce W. Wheeler
                                        Title:  Senior Vice President

                                        The Sea Insurance Company of America

                                        By:  /s/ Joyce W. Wheeler
                                            ------------------------------------
                                        Name:   Joyce W. Wheeler
                                        Title:  Senior Vice President

                                        Royal & SunAlliance Personal
                                        Insurance Company

                                        By: /s/ Joyce W. Wheeler
                                            ------------------------------------
                                        Name:   Joyce W. Wheeler
                                        Title:  Senior Vice President

                                        Phoenix Assurance Company of New York

                                        By: /s/ Joyce W. Wheeler
                                            ------------------------------------
                                        Name:   Joyce W. Wheeler
                                        Title:  Senior Vice President

                                        Royal Indemnity Company

                                        By:  /s/ Joyce W. Wheeler
                                            ------------------------------------
                                        Name:   Joyce W. Wheeler
                                        Title:  Senior Vice President